SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Brightcove Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

10921T101

(CUSIP Number)

Tenzing Global Management LLC

388 Market Street, Suite 860

San Francisco, CA 94111

Telephone: (415) 645-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 10921T101

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Management LLC 45-3120520
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,725,000
	9	Sole dispositive power 0
	10	Shared dispositive power 1,725,000
11	Aggregate amount beneficially owned by each reporting person 1,725,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person IA, OO

CUSIP No.: 10921T101

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors LLC 27-5132283
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,321,200
	9	Sole dispositive power 0
	10	Shared dispositive power 1,321,200
11	Aggregate amount beneficially owned by each reporting person 1,321,200
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.1%
14	Type of reporting person OO

CUSIP No.: 10921T101

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors Fund I LP 36-4708131
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,321,200
	9	Sole dispositive power 0
	10	Shared dispositive power 1,321,200
11	Aggregate amount beneficially owned by each reporting person 1,321,200
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.1%
14	Type of reporting person PN

CUSIP No.: 10921T101

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chet Kapoor
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Kenya
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,725,000
	9	Sole dispositive power 0
	10	Shared dispositive power 1,725,000
11	Aggregate amount beneficially owned by each reporting person 1,725,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the Reporting Persons beneficial ownership in Brightcove, Inc. (the “Issuer”). This Amendment No. 1 supplements the Schedule 13D as previously filed on November 7, 2014 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by Fund I in making its purchase of the shares of Common Stock owned by it in the aggregate was $10,290,910.29 from working capital.

The source and amount of funds (excluding commissions) used by the Parallel Account in making their purchase of the shares of Common Stock owned by the Parallel Account was $3,610,191.03 from working capital.

ITEM 4. Purpose of Transaction

On February 5, 2015, the Issuer entered into an agreement (the “Agreement”) with each of the Reporting Persons. Pursuant to the Agreement, the Issuer has agreed to appoint Chet Kapoor to the Issuer’s Board, effective immediately, as a Class II director with a term expiring at the Issuer’s 2017 Annual Meeting and as a member of the Compensation Committee of the Board.

In connection with entering into the Agreement, the Reporting Persons agreed that until the date which is 45 days prior to the deadline of the submission of stockholder nominations for the 2017 Annual Meeting (the “Standstill Period”), the Reporting Persons will not, among other things, (i) nominate any person for election as a director, or otherwise bring any business or proposals before a stockholders’ meeting; (ii) acquire in excess of 12% of the Issuer’s then outstanding shares of common stock or (iii) seek, purpose, or make, any proposal relating to a merger, takeover or other type of business combination for the Issuer. The Reporting Persons have further agreed to cause Mr. Kapoor to immediately resign from the Board and all applicable committees thereof if, at any time prior to the expiration of the Standstill Period, the Reporting Persons beneficially own, in the aggregate, less than 3.0% of the Issuer’s then outstanding shares of Common Stock. Until the expiration of the Standstill Period, the Reporting Persons will vote all of the shares of Common Stock it beneficially owns (i) for the election of each of the Issuer’s director nominees and (ii) otherwise in accordance with the Board’s recommendation on any proposal not related to any business combination transaction involving the Issuer, its subsidiaries or its business.

The foregoing description of the terms and conditions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference. On February 5, 2015, the Issuer issued a press release announcing the signing of the Agreement. A copy of the press release is attached hereto as Exhibit 99.3.

ITEM 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,321,200 shares of Common Stock representing 4.1% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own the 1,321,200 shares of Common Stock held by Fund I, representing 4.1% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Tenzing Global Management, as the investment advisor of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 1,725,000 shares of Common Stock held by them, representing 5.4% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Mr. Kapoor may be deemed to be the beneficial owner of the shares of Common Stock owned by Tenzing Global Management.

(v)	Collectively, the Reporting Persons beneficially own 1,725,000 shares of Common Stock representing 5.4% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 32,272,718 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 as filed with the SEC on November 3, 2014.

(b) Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,321,200 shares of Common Stock and 403,800 shares of Common Stock reported herein, respectively.

(c) No Reporting Person engaged in any open-market transactions with respect to the Issuer’s Common Stock since December 1, 2014.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On February 5, 2015, the Issuer entered into the Agreement with each of the Reporting Persons, as described in Item 4, which is incorporated into this Item 6.

ITEM 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Agreement, by and among Brightcove Inc., Tenzing Global Management LLC, Tenzing Global Investors LLC, Tenzing Global Investors Fund I LP and Chet Kapoor, dated February 5, 2015.

Exhibit 99.3	Press release, issued by Brightcove Inc. on February 5, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 9, 2015

Tenzing Global Management LLC

By:	/s/ Chet Kapoor
Chet Kapoor
Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC

By:	/s/ Chet Kapoor
Chet Kapoor
Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I LP
By:	Tenzing Global Investors, LLC, its General Partner

By:	/s/ Chet Kapoor
Portfolio Manager of Tenzing Global Investors Fund I LP

/s/ Chet Kapoor
Chet Kapoor

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Agreement, by and among Brightcove Inc., Tenzing Global Management LLC, Tenzing Global Investors LLC, Tenzing Global Investors Fund I LP and Chet Kapoor, dated February 5, 2015.

Exhibit 99.3	Press release, issued by Brightcove Inc. on February 5, 2015.